Liquidity Reviews of Portfolio Companies
as of November 2008
Access to Liquidity is Extremely Challenging in the Current Environment
Given the erosion of access to wholesale funding, we are focusing intensely on the following issues for all portfolio companies:
Does the company have enough liquidity to continue operating its businesses in the normal course for the foreseeable future?
What contingencies exist that may place that ability in peril?
What are the key sources and uses of cash for the next 12-18 months?
What is the likelihood of outlier events (e.g. regulatory action, strategic changes, trade credit disruptions) that could affect our view of the adequacy of corporate liquidity?
Key Items of Focus for Financial Companies
Liquid Resources
Cash (location of cash and the presence of restrictions that may limit use/transfer)
Investments and AFS securities (size, marketability, asset type and volatility of fair value)
Bank lines (including conditions to draw, covenant compliance, maturity profile and financial strength of syndicate members)
Potential Calls on Liquidity and Capital
Near-term debt and commercial paper maturities
Collateral posting obligations
Ratings-based triggers
Guarantees/commitments to lend
Repo financing and securities lending
Potential strategic transactions (e.g. spinoffs)
Contingent claims (including off-balance sheet
exposures)
08-466  |
Concentration of counterparty exposures
Need for capital replenishment at regulated subsidiaries
Migration of unrealized losses to realized losses and other-than temporary impairment due to changes in value or ability to hold
Potential for writedowns of deferred policy acquisition costs
Writedowns (and limitations on capital inclusion) of deferred tax assets
Changes in regulatory viewpoint of capital adequacy (esp. FDIC)
DODGE
&
COX
Investment Managers | San Francisco
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

DODGE
&
COX
Investment Managers | San Francisco
Debt Statistics / Financial Ratios
Company Profile
AIG is the leading international insurance
organization with operations in more than 130
countries and jurisdictions.
Operating segments include property & casualty
(P&C) insurance, life insurance, financial services
and asset management services.
The sudden and deep decline in value of many of
AIG’s MBS and structured products exposures in
the past few months has resulted in substantial calls
on AIG’s liquidity.  To address this crisis, the U.S.
Treasury Department has invested $40 billion in
AIG preferred stock and the Fed has provided
liquidity and asset purchase facilities exceeding
$110 billion.
2007 Revenue = $110 Billion
American International Group (AIG)
Investment Thesis
Strong Market Position, AIG is a dominant player in many of the segments and markets in which it does business, especially outside the United States.
Despite Recent Losses
Substantial Assets, Liquidity AIG remains a highly rated insurance company (A+ financial strength rating). At 9/30/08, AIG had over $1 trillion in assets, and Equity Base $71 billion in  equity and $70 billion of cash & short-term investments.  The recent conversion of $40 billion of secured lending to a preferred stock investment by the U.S. Treasury leaves AIG with $39 billion of undrawn capacity under a five-year credit facility.
Risks
Exposure to Current Credit $22 billion of mark-to-market writedowns on credit default swaps (CDS) and $12 billion of severity-related impairment charges on RMBS
Correction portfolios have contributed to AIG’s substantial after-tax loss of $38 billion and a $24 billion reduction in shareholders’ equity in 2008.   In
November, the U.S. Treasury agreed to purchase the majority of AIG’s troubled MBS and CDO exposures, which could remove the threat to AIG’s capital base of further markdowns.
Future Downgrades May Create Further downgrades of AIG’s unsecured debt ratings would permit counterparties to make additional capital calls or elect early termination
Additional Capital Calls of investment agreements and CDS. $5.2 billion of these calls relate to arrangements not covered by existing Fed backstop facilities. Due to the controlling position in AIG held by the U.S. Treasury, the amount and nature of additional capital raising is likely dependent on the U.S. government.
as of November 2008
Portfolio Holding
Client’s name
Current Holding: 0.5% as of (date)
Description: 8.250% due 8/15/18 (+xxx bps)
Ratings: A3/A-/A
(Moody’s/S&P/Fitch)
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge
& Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
U.S. Life
Insurance
14%
International Life
Insurance
35%
U.S. P&C
Insurance
34%
International
P&C Insurance
13%
Financial
Services &
Asset
Management
4%
9 months
2005 2006 2007 to 9/30/08
Net premiums earned 70,310      74,213      79,302      63,498
Net investment income (a) 22,925      26,176      13,555      (37,580)
EBIT 15,213      21,687      8,943        (48,205)
Debt 109,849    148,679    176,049    224,550
Common equity 101,677    101,677    95,801      71,182
Debt / TC 51.9% 59.4% 64.8% 75.9%
Common equity / assets 11.9% 10.4% 9.0% 7.0%
* Includes realized capital losses and unrealized losses on CDOs.
08-466 |

Debt Statistics / Financial Ratios
Company Profile
Leading Medical Device Company – BSX is a
large worldwide manufacturer of minimally
invasive medical devices, with a primary focus on
cardiology.  The company is the market leader in
the drug-eluting stent (DES) market in the U.S. and
is a top-3 player in the worldwide pacemaker and
intra-cardiac device market.
Transforming Acquisition – In April 2006, BSX
acquired Guidant for $25 billion, combining BSX’s
historic strength in DES with Guidant’s
commanding position in the $9 billion market for
cardiac rhythm management products (CRM).
2007 Revenue by Segment
Investment Thesis
Leader in Medical Device Market BSX has a leading market position in interventional cardiology, neurovascular and endosurgical medical products. We expect strong growth in BSX’s non-stent segments through 2010, offsetting expected declines in DES sales.
Deleveraging Is a Priority BSX has approximately $7 billion in debt, far above historic levels, and management has prioritized debt reduction. Lower debt levels may be achieved in the future through divestitures and growth in operating cash flow.
Liquidity Is Solid; Good Bank Sufficient liquidity exists through $1.7 billion of cash and $1.3 billion in undrawn bank facilities. The maximum debt/EBITDA
Line Covenant Headroom threshold under BSX’s $2.8 billion term loan and $2 billion revolver is currently 4.5x and steps down to 3.5x on 9/30/09.  At 9/30/08,
BSX’s debt/EBITDA was 2.8x.  We believe that BSX will remain in compliance with its debt covenants.
Risks
Key Businesses in Decline BSX is experiencing significant revenue declines in its core DES business (12% yoy in Q3 2008). In addition, Guidant’s share in the implantable cardioverter defibrillator market has declined due to a series of recalls and credit quality concerns.
Contingent Cash Outflows Could We expect that BSX will make approximately $1.2 billion of cash payments in 2009 to settle patent litigation and product liability
Be Substantial disputes.  The timing/magnitude of these and other intellectual property disputes is uncertain and may be higher than estimated.
Portfolio Holding
Client’s name
Current Holding: 0.5% as of (date)
Description: 5.450% due 6/15/14 (+xxx bps)
6.400% due 6/15/16 (+xxx bps)
Ratings:
Ba2/BB+/BB+ (Moody’s/S&P/Fitch)
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of
Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
as of November 2008
Boston Scientific Corporation (BSX)
($mm) Pro Forma
2005A 2006 2007A 2010E
Revenues $6,283 $8,902 $8,357 $8,697
EBITDA 2,319 2,398 2,174 2,570
Interest 90 650 570 347
Capex 341 323 425 361
LT Debt 2,013 8,895 7,933 4,833
LT Debt/EBITDA 0.87x 3.71x 3.65x 1.88x
Adjusted Coverage* 21.98x 3.19x 3.07x 6.37x
* Adjusted Coverage = (EBITDA - Capex) / Interest
DODGE
&
COX
Investment Managers | San Francisco
08-466 |
DES (drug-
eluting stents)
21%
Other
Interventional
Cardio
23%
CRM (cardiac
rhythm
management)
26%
Other
12%
Endosurgery
18%

Debt Statistics / Financial Ratios
Company Profile
Largest Cable System Operator in the U.S. –
Comcast provides video, high-speed data, and
phone services through its broadband
communications networks.  Comcast is present in
22 of the top 25 U.S. cable markets.  70% of the
company’s subscribers reside in the top 25 U.S.
markets.
Robust Platform for Growth in Ancillary
Services – Comcast’s two-way communications
system presents growth opportunities in high-speed
data, digital cable, and telephony.
Revenue Breakdown
Comcast Corp. (CMCSA)
Investment Thesis
Strong Cash Flow Generation $2.0 billion of free cash flow in 2007 follows $2.2 billion in 2006, reduced by higher capital expenditures and declining subscriber growth.
We anticipate substantial free cash flow growth in the future as enhanced services attract new customers and capital spending and acquisitions decline.
Well-Capitalized with Good Comcast’s cash flow covered its fixed charges 5.3x in 2007.  The company has a large, diverse asset base and multiple sources of liquidity
Liquidity including $2.7 billion in cash and $5.2 billion of availability under bank lines of credit as of 9/30/08.
Committed to Net Debt Management has stated that it wants to maintain investment grade ratings and further reduce leverage to the 2.0x – 2.5x level going
Reduction forward.  The company has specifically identified debt reduction as a priority use of free cash over share repurchases.
Risks
Competitive Operating Satellite providers have priced their video offerings very competitively and the local phone companies have been discounting high-speed
Environment data service.  Verizon and AT&T are making large infrastructure investments to enable the provision of video services in the future.
Re-Regulation is Possible With the change in the Presidency, new legislative initiatives regarding unionization and “net neutrality” are possible, potentially impacting
Comcast’s operating margins in the future.
as of November 2008
Portfolio Holding
Client’s name
Current Holding: 1.0% as of (date)
Description: 5.300% due 1/15/14 (+xxx bps)
Ratings: Baa2/BBB+/BBB+
(Moody’s/S&P/Fitch)
(9 months ended September 30, 2008)
Total Revenue = $25,491
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Video
56%
High-Speed
Internet
21%
Phone
8%
Other
15%
08-466 |
(millions) 2006 2007 2008E 2012E
Total Debt $28,975 $31,323 $30,873 $25,228
EBITDA 9,442 11,786 12,957 17,062
Debt/EBITDA 3.1 x 2.7 x 2.4 x 1.5 x
Fixed Charges 2,550 2,718 2,407 2,184
(EBITDA+FC)/FC 4.7 x 5.3 x 6.4 x 8.8 x
(EBITDA+FC)/(FC+Capex) 1.7 x 1.6 x 1.9 x 2.6 x
DODGE
&
COX
Investment Managers | San Francisco

Debt Statistics / Financial Ratios
Company Profile
Captive Finance Company of Ford Motor
(Ford) –
FMCC financed 38% of its parent’s North
American retail sales and 78% of sales to U.S.
dealers in 2007.  In the first nine months of 2008,
FMCC lost $1.3 billion due to lease impairments
and higher loss provisions.
Size and Scale – Ford, which sold 4.4 million cars
and trucks and had a 14.0% share of the U.S. auto
market in the first nine months of 2008, is an
important participant in the global automotive
industry and a meaningful component of the U.S.
economy.
Asset/Liability Maturity Schedule*
Investment Thesis
New Leadership, Better Liquidity Ford has greatly improved its liquidity profile since CEO Al Mulally’s arrival in 2006. As of September 30, 2008, Ford had automotive gross cash of $19 billion with an additional $11 billion available through committed credit facilities.  These funds provide a liquidity backstop during the current market downturn.
Solid Balance Sheet at FMCC FMCC’s assets mature faster than its liabilities.  FMCC’s automotive receivables have historically had low charge-off rates and there is a reasonable equity cushion on the balance sheet for unsecured creditors.  Starting in 2008, Ford has paid interest rate subvention to Ford
Credit up front.  Tangible equity/assets of 7.5% is high for this point in the cycle.
Risks
Substantial Losses and Cash Ford generated pre-tax losses of $7.1 billion in its automotive operations and $2.2 billion at FMCC through 9/30/08.
Outflows; ABS Markets Closed In Q3 2008, Ford’s automotive operations generated a cash outflow of $7.7 billion due to substantial declines in auto sales and the runoff of accounts payable.  At FMCC, profitability has declined due to lease impairments on larger vehicles, lower volumes and greater loss reserves.  Management expects FMCC to lose approximately $260 million in the second half of 2008.  Auto ABS markets are essentially closed in the current market environment (except for government-sponsored programs).
The Cash Crisis at GM May GM, Ford and Chrysler are seeking a large aid package from the U.S. government on an urgent basis.  GM and Chrysler have the
Harm Ford and FMCC greatest near-term cash needs.  It is unclear how the market would react to a GM bankruptcy.  A large drop-off in demand for Ford vehicles is possible, accelerating cash outflows and potentially requiring the need for financial restructuring.
Portfolio Holding
Client’s name
Current Holding: 2.7% as of (date)
Description: 7.375% due 2/1/11 (+xxx bps)
7.250% due 10/25/11 (+xxx bps)
Ratings: B3/CCC+/B-
(Moody’s/S&P/Fitch)
(12/31/07; Billions)
$92
$123
$144
$159
$60
$88
$104
$139
$0
$20
$40
$60
$80
$100
$120
$140
$160
$180
$200
2008 2009 2010 2011 +
* Excludes marketable securities from insurance
activities.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of
Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
as of November 2008
Ford Motor Credit Company (FMCC)
2005 2006 2007 9/30/08
Net Income (mm) $2,492 $1,283 $775 (1,308) $
Managed Receivables ($bn) 150 148 147 130
Adj. Debt** 149.5 129.0 128.0 111.0
Managed Leverage*** 12.3 x 11.4x 9.8 x 9.6 x
**  Includes securitized receivables, net of retained interest and cash/MS
*** Debt/equity ratio, including securitized receivables, net of retained interest, and the impact of fair value adjustments to debt and equity, and excluding cash/MS.
08-466 |
DODGE
&
COX
Investment Managers | San Francisco

Liquidity Profile
Company Profile
Large, Diversified Finance Company – GMAC is
the second largest auto financier in the U.S.
Through its ResCap subsidiary, GMAC is also a
leading residential mortgage company.  Extended
service car insurance is the primary business line in
GMAC’s insurance segment.
Bankruptcy Remoteness – The sale of 51% of
GMAC to a private equity consortium in November
2006 has achieved bankruptcy remoteness from
General Motors.  GMAC has also created
safeguards to achieve bankruptcy remoteness from
ResCap.
GMAC Earnings by Segment
Investment Thesis
GMAC Is Separate from ResCap, Although ResCap has realized $9.0 billion in losses since the beginning of 2007 due to its exposure to non-prime mortgages and
GMAC’s Troubled Mortgage construction loans, GMAC’s exposure to ResCap’s asset quality is limited to first-lien secured credit facilities totaling $3.2 billion at
Subsidiary 9/30/08.  We believe these  facilities are well secured and would experience a high recovery in a ResCap bankruptcy.  GMAC is separately capitalized and does not receive dividends from ResCap.  Excluding ResCap, GMAC’s tangible equity (including preferred stock) was
$5.5 billion at September 30, 2008 with equity + preferred/tangible assets of 3.8%.
Low Unsecured Exposure to GM GMAC has a loss-sharing arrangement with GM that limits unsecured payables from GM to $1.5 billion.
Pending Debt Exchange Offer GMAC is in the market with a debt exchange offer that, if successful, could create more than $10 billion in additional equity and and BHC Application potentially satisfy regulatory requirements for becoming a bank holding company.  If GMAC were to become a bank holding company and be granted access to federal capital infusions and term loan guarantees, GMAC’s liquidity profile would be greatly improved.
Risks
GM and ResCap May Not Be It is possible that General Motors and/or ResCap will need to restructure their liabilities in the near future due to a weakened U.S.
“Going Concerns” consumer, declining demand for new vehicles and the continuing downturn in the global housing market.  If GM and/or ResCap were to file for bankruptcy, GMAC may no longer be able to finance auto receivables and may need to wind-up its operations.  Whether and how
GMAC continues to run its business in the future depends on the fate of GM, which is currently seeking government aid.
Portfolio Holding
Client’s name
Current Holding: 3.0% as of (date)
Description: 7.750% due 1/19/10 (+xxx bps)
6.875% due 9/15/11 (+xxx bps)
Ratings:
C/CC/CC Moody’s/S&P/Fitch)
2006 – Nine months ended 9/30/08
Consolidated Adjusted GMAC Net Income
2006:       $3.0 billion
2007:       $(2.3) billion
Through 9/30/08: $(5.6) billion
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of
Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
as of November 2008
GMAC LLC (GMAC)
$1,174
$705
$1,127
$1,485
($4,346)
$529
($4,631)
($743)
$364
($6,000)
($5,000)
($4,000)
($3,000)
($2,000)
($1,000)
$0
$1,000
$2,000
Auto Financing Commercial & Residential
Mortgage
Insurance
2006 2007 Through 9/30/08
($ billions) Committed Undrawn Capacity
Cash & Equivalents 6.7
Unsecured Facilities 2.1                  0.4
Secured Facilities 74.1               21.6
Total: 76.2 $            28.7 $
GMAC -- Committed Liquidity ex-ResCap (9/30/08)
08-466 |
DODGE
&
COX
Investment Managers | San Francisco

Managed Care
53%
Uninsured
10%
Managed
Medicare /
Medicaid
8%
Medicaid
5%
Medicare
24%
Debt Statistics / Financial Ratios
Company Profile
Largest U.S. Hospital Company – HCA, which
owns and operates 161 hospitals and 99 surgery
centers and outpatient facilities across the U.S. and
Europe, is the nation’s largest hospital company.
Most of HCA’s hospital networks are #1 or #2 in
their local markets.
Attractive Market Demographics – HCA’s
operations are concentrated in the Southern states,
with about half of all beds located in Florida and
Texas.  The company’s strategy is to focus on
markets with rapidly growing and/or aging
populations.
2007 Revenue Breakdown by Payer
Investment Thesis
Leading Market Position in an HCA’s nationwide presence and top position in its local markets provide negotiating leverage with managed care companies and
Attractive Industry impart distinct advantages over much of its competition.  With only moderate sensitivity to economic activity, the hospital industry generates stable revenues and profitability.
Strong Cash Flow Generation Admissions growth and increased payment rates from private payers and government plans have helped the company generate strong operating cash flow, which we expect to continue over our investment horizon.
Management and LBO Sponsors HCA was purchased in 2006 by a consortium of private equity investors and existing HCA management, who collectively invested $5
Have Made a Large Investment billion in equity.
Risks
Highly Levered Entity with a HCA now has a highly levered balance sheet that substantially reduces its financial flexibility.  In addition, HCA’s unsecured bonds
Tiered Capital Structure now occupy a deeply subordinated position in the capital structure, behind approximately $20bn of secured debt.  Only modest deleveraging is projected to occur over the next few years.
Operational/Regulatory Challenges With
rising fiscal budget constraints, health care legislation may be proposed that reduces reimbursement rates to health care providers.
Bad debt expense (primarily due to uninsured patients) continues to rise at HCA, reducing revenues by 11.7% in Q3 2008.  The potential for universal coverage legislation could substantially reduce the volume of HCA’s uninsured patients and bad debts.
Portfolio Holding
Client’s name
Current Holding: 2.0% as of (date)
Description: 8.750% due 9/1/10 (+xxx bps)
6.750% due 7/15/13 (+xxx bps)
Ratings:
Caa1/B-/CCC+ (Moody’s/S&P/Fitch)
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of
Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
as of November 2008
HCA Inc. (HCA)
08-466 |
($mm) 2005A 2006 PF 2007A 2010E
Revenues $24,455 $25,477 $26,858 $31,091
EBITDA 4,004 4,029 4,378 4,746
Interest 655 2,219 2,215 2,013
Capex 1,592 1,865 1,444 1,500
Debt 10,475 28,408 27,308 25,529
Debt/EBITDA 2.62x 7.05x 6.24x 5.38x
Adjusted Coverage* 3.68x 0.98x 1.32x 1.61x
* Adjusted Coverage = (EBITDA - Capex) / Interest
DODGE
&
COX
Investment Managers | San Francisco

Debt Statistics / Financial Ratios
Company Profile
Largest U.S. Department Store Retailer –
Macy’s is the largest department store operator in
the U.S., with over 850 stores in 45 states and
approximately $26 billion in annual sales.
Powerful Brands – Macy’s owns the valuable
Bloomingdale’s and Macy’s franchises.
Scale and Diversification – Macy’s retail stores
are located in densely populated areas throughout
the U.S. and sell a wide variety of merchandise.
Total Revenue = $26 Billion
Investment Thesis
Stable Balance Sheet and Macy’s, which targets mid-BBB credit ratings and 14-15% EBITDA margins, generated $1.1 billion in free cash flow in 2007.  We
Growing Cash Flow project that the company should generate EBITDAR of approximately $2.8 billion in fiscal 2008, providing fixed charge coverage of 3.7x.
Even in the current weak economic environment, we believe that Macy’s should be able to deliver $750mm in free cash in 2008.
Downside Protection Macy’s owns 55% of its department stores.  We believe that the market value of this real estate exceeds Macy’s outstanding debt.
Risks
Challenging Operating Same-store sales have declined by approximately 3.5% through Q3 2008 with Q4 sales expected to be down between 1-6%.  In
Environment addition, consumer spending (and department stores’ share of it) is declining in the current macroeconomic environment.
Reduced Liquidity Macy’s lost access to the A2/P2 commercial paper market earlier this year after downgrades by Moody’s and S&P.  In response, the company expects to tap its $2 billion bank line for upcoming peak working capital needs ($150mm drawn at 10/31/08).  We believe Macy’s liquidity is adequate and that the company will remain compliant with its debt covenants even in a downside case.
Reduced Capex Cutting expenses has been difficult so Macy’s has reduced its 2008 capital budget from $1.1 billion to $950 million to manage liquidity and capital.  We do not believe that this reduction in internal investment will harm the company’s credit profile.
Portfolio Holding
Client’s name
Current Holding: 1.5% as of (date)
Description: 6.900% due 1/15/32 (+xxx bps)
Ratings: Baa3/BBB-/BBB-
(Moody’s/S&P/Fitch)
(Year ended December 31, 2007)
**Net Debt = Debt + Preferred stock + 8x rent - Cash
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
as of November 2008
08-466 |
Macy’s Inc. (M)
(millions) 2006 2007 2008E 2010E
EBITDAR 3,808 3,649 2,816 3,049
Fixed Charges (FC) 660 806 768 634
Adj. Net Debt** 9,444 11,275 10,423 8,398
Adj. Net Debt/EBITDAR 2.5x 3.1x 3.7x 2.8x
Adj. Net Debt/Capital 37% 48% 45% 36%
EBITDAR/FC 5.8x 4.5x 3.7x 4.8x
Home/Misc.
14%
Women's Apparel
27%
Women's
Accessories
36%
Men's and
Children's
22%
DODGE
&
COX
Investment Managers | San Francisco

Debt Statistics / Financial Ratios
Company Profile
Leading Copier Manufacturer – XRX, with
annual revenue of > $17 billion, serves three major
markets: Production, which includes high-speed
printing & graphic arts customers (approx. 28% of
sales), Office (47%), and Developing Markets
(13%).  The company finances approximately 70%
of its equipment sales.
Competitive Advantages – XRX’s direct sales
force, substantial R&D effort (approximately $1.4
billion annually, including joint ventures),
leadership in high-end production printing, and
premier brand name differentiate the company from
its competitors.
2007 Revenue Breakdown by Geography
Xerox Corporation (XRX)
Investment Thesis
Durable Franchise XRX has a strong market position in high-speed office printing in the U.S., with approx. 20% market share, and a leading position in color printing, which is growing by 15-20% annually.  We expect XRX’s substantial installed equipment base to drive increases in recurring post-
sale revenue, which represents over 70% of sales and includes supplies, servicing, outsourcing, financing, and equipment rental.
Robust Liquidity As of 9/30/08, XRX had $873mm of cash, $1.75 billion of borrowing capacity under its credit facility (matures 4/30/13) and $750mm of secured funding available from GE Capital through 2010.  We expect XRX to remain in compliance with its leverage covenant of 3.75x
(3.3x as of 9/30/08).  The Company expects to use cash flow from operations to pay down $1.6 billion in debt in the coming year.
Strong Balance Sheet Having relied upon the secured funding markets during its 2001-2003 liquidity crisis, management subsequently made debt reduction a top priority.  Total debt, which peaked at almost $17 billion at the end of 2001, has declined to $8 .2 billion as of 9/30/08.  This debt supports
$7.4 billion of unencumbered finance receivables.
Risks
Upcoming Debt Maturities XRX has approximately $1.5 billion of debt coming due in 2009 and has indicated that it will likely use cash on hand plus draws on its credit facilities to retire these maturities.  Whether and when XRX can access the debt capital markets on reasonable terms is a longer-term risk.
Economic Weakness The generally weak economic climate is expected to lead to moderate declines in equipment sales offset by growth in post-sale revenue.  Bad debt charges could increase materially.
as of November 2008
Portfolio Holding
Client’s name
Current Holding: 2.0% as of (date)
Description: 9.750% due 1/15/09 (+xxx bps)
7.125% due 6/15/10 (+xxx bps)
Ratings:
Baa2/BBB/BBB Moody’s/S&P/Fitch)
(Total: $17.2 billion)
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of
Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.
Before investing in any Dodge & Cox fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Other Areas
13%
Europe
34%
U.S.
53%
(millions)
2006 2007 2008E 2011E
Total Debt 7,145       7,464       8,211       5,753
EBITDA 3,340       2,612       2,488       2,681
TD/EBITDA 2.1           2.9           3.3           2.1
Int Expense * 544          579          535          361
EBITDA/Int Exp 6.1           4.5           4.6           7.4
* Includes lease financing expense
08-466 |
DODGE
&
COX
Investment Managers | San Francisco

Basic Plastics
24%
Hydrocarbons
& Energy
13%
Performance
Chemicals
16%
Agricultural
Sciences
7%
Other
1%
Commodity,
Plastics &
Chemicals
51%
Basic
Chemicals
11%
Debt Statistics / Financial Ratios
Company Profile
Leading Global Chemical Company – Dow is the
2nd-largest chemical company in the world with
over $53 billion in revenues across a wide range of
plastics and chemicals.  A truly global company,
Dow has 150 manufacturing sites in 35 countries,
deriving over 65% of revenues from outside of the
U.S.
Diverse Product Mix – Revenue is roughly
balanced between performance (adhesives,
sealants, coatings, synthetic latex, agricultural
products, etc.) and commodity (polyethylene,
polystyrene, chlorine, etc.) chemicals and plastics.
2007 Revenue Distribution
Dow Chemical Co. (DOW)
Investment Thesis
Global Market Leader Dow has leading or strong positions in most of its major product categories.  Operating scale and vertical integration facilitate cost leadership and strong cash flow.  The pending acquisition of Rohm & Haas (ROH) will add high quality, higher growth assets in Asia.
Strong Management Team Management is highly regarded throughout the industry for its focus on operating efficiencies and return on capital.
Strong Balance Sheet After peaking at approximately 60% after the Union Carbide (UC) acquisition, Dow’s net debt/capital has declined to 34%.  This ratio is expected to rise to 51% after the acquisition of ROH.
Risks
Business Risks The chemicals industry is sensitive to macroeconomic conditions and energy prices; low-cost Middle Eastern capacity scheduled for completion by the end of the decade threatens the supply/demand dynamic. The demand and margin characteristics of the chemical industry are currently weak.
Increase in Leverage Dow may need to incur $11 billion in debt to purchase ROH ,which would increase consolidated leverage significantly to approximately
3.9x Debt/EBITDA.  The rating agencies have downgraded Dow recently and further downgrades  are possible.  The failure to complete a recent joint  venture in Kuwait adds to liquidity pressures.
Structural Subordination Joint ventures contributed 27% of Dow’s EBIT in 2007 with further growth expected in the future.  Although these joint ventures are conservatively levered, the potential for structural subordination exists through an increase in joint venture debt.
Portfolio Holding
Client’s name
Current Holding: 1.0% as of (date)
Description: 7.375% due 11/1/29 (+xxx bps)
Ratings:Baa1/BBB/BBB+
(Moody’s/S&P/Fitch)
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of
Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.
Before investing in any Dodge & Cox fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
09-014|
as of December 31, 2008
PF ROH
(millions) 2006 2007 2008E 2009E
Revenue $49,124 $53,513 $59,790 $60,240
EBITDA 7,976 7,509 6,410 7,015
Total Debt 9,546 9,715 12,415 25,784
Total Debt/EBITDA 1.2 x 1.3 x 1.9 x 3.7 x
Interest Expense 616 584 671 1,651
(EBITDA - Capex)/Int. Exp. 10.1 x 9.3 x 6.4 x 2.9 x
DODGE
&
COX
Investment Managers | San Francisco

DODGE
&
COX
Investment Managers | San Francisco
Debt Statistics / Financial Ratios ($mm)
Company Profile
Large Healthcare Provider – HNT is among the
nation’s largest publicly traded managed health
care companies.  The company employs
approximately 10,000 people and generated $14
billion in premium revenues for the twelve months
ending 12/31/07.
Diversified Product Offering – HNT provides
health care benefits to 7.0 million members across
the country through its HMO, insured PPO, and
TRICARE (military contract) subsidiaries.
2007 Total Revenues = $14.1 Billion
Investment Thesis
Consistent Cash Flow HNT generated EBIT of $324mm in the twelve months ended 9/30/08 compared to interest expense of $39mm.  To improve operating margins, the company has announced a reorganization of its management structure with the goal of reducing annual G&A expenses by
$100mm by 2010.
Strong Balance Sheet and As of 9/30/08, HNT reported $400 mm of long-term debt, $220mm of loans payable and $340mm of cash.  Liquidity as of 9/30/08 was
Liquidity supported by $1.8 billion of available-for-sale investment securities and $675mm of remaining capacity under a revolving credit facility.
Risks
Worsening Operating HNT recently lowered earnings guidance for 2008 by $150-$180mm due to higher hospital utilization and unit costs, lower
Performance membership and lower investment income.   HNT’s 2009 estimate calls for operating cash flow of $275–$295mm.
Reliance on Government Medicaid and Medicare comprise 31% of HNT’s revenues and are subjects of frequent political debate.  The change in leadership
Customers in Washington may lead to changes in reimbursement levels for managed care providers.  HNT’s TRICARE contract with the U.S. military
(19% of revenues) is up for renewal in 2009.  HNT has performed well and is well-positioned to retain the contract, although bidding is expected to be competitive.
Large Share Repurchases HNT spent $243 million on share repurchases in the first nine months of 2008.  The company has placed its share repurchase program on hold for the foreseeable future.  HNT’s debt/total cap was 27.6% at 9/30/08, below its 30% maximum.
Portfolio Holding
Client’s name
Current Holding: 0.2% as of (date)
Description: 6.375% due 6/1/17 (+xxx bps)
Ratings: Ba3/BB/BB+
(Moody’s/S&P/Fitch)
(Quarter ended September 30, 2008)
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-466|
Health Net Inc. (HNT)
Medicaid
7%
Medicare
23%
TRICARE
(Gov't Contracts)
18%
Commercial
51%
2006 2007 2008E 2010E
EBIT 526 401 350 386
Margin % 4.1% 4.1% 2.3% 2.5%
Interest 51 32 40 40
Total Debt 500 512 600     500
EBIT/Interest 10.3x 12.5x 8.8x 9.7x
Debt/EBIT 1.0x 1.3x 1.7x 1.3x
as of November 2008